FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 17 May 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Preliminary Financial Results 2003-4	17 May 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	17 May 2004
Sarah Billington Manager Shareholder Services

PRELIMINARY FINANCIAL RESULTS 2003-2004

		Three months ended			Twelve months ended
			March 31	Better/		March 31	Better/
		2004	2003	(Worse)	2004	2003	(Worse)

Turnover	£m	1,854	1,675	10.7%	7,560	7,688	(1.7)%

Operating profit/(loss)	£m	32	(164)	nm	405	295	37.3%

Operating margin	%	1.7	(9.8)	11.5pts	5.4	3.8	1.6pts

Profit/(loss) before tax	£m	45	(200)	nm	230	135	70.4%

Retained profit/(loss)
for the period	£m	12	(133)	nm	130	72	80.6%

Net assets at period end	£m	2,428	2,274	6.8%	2,428	2,274	6.8%

Earnings per share
Basic	p	1.1	(12.4)	nm	12.1	6.7	80.6%
Diluted	p	1.1	(12.4)	nm	12.1	6.7	80.6%

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT

	Three months ended			Twelve months ended
		March 31	Better/		March 31	Better/
	2004 £m	2003 £m	(Worse)	2004 £m	2003 £m	(Worse)
Traffic Revenue*
Passenger	1,580	1,429	10.6%	6,490	6,590	(1.5)%
Cargo	113	111	1.8%	463	484	(4.3)%
	1,693	1,540	9.9%	6,953	7,074	(1.7)%
Other revenue	161	135	19.3%	607	614	(1.1)%
TOTAL TURNOVER	1,854	1,675	10.7%	7,560	7,688	(1.7)%
Employee costs	595	531	(12.1)%	2,180	2,107	(3.5)%
Depreciation and amortisation	171	180	5.0%	679	676	(0.4)%
Aircraft operating lease
costs	43	63	31.7%	135	189	28.6%
Fuel and oil costs	228	206	(10.7)%	922	842	(9.5)%
Engineering and other
aircraft costs	134	148	9.5%	511	566	9.7%
Landing fees and en route
charges	129	125	(3.2)%	549	576	4.7%
Handling charges, catering and
other operating costs	215	224	4.0%	934	961	2.8%
Selling costs	118	127	7.1%	554	706	21.5%
Accommodation, ground equipment
costs and currency differences	189	151	(25.2)%	691	686	(0.7)%
Concorde retirement costs**		84	100.0%		84	100.0%
TOTAL OPERATING EXPENDITURE	1,822	1,839	0.9%	7,155	7,393	3.2%

OPERATING PROFIT/(LOSS)	32	(164)	nm	405	295	37.3%

Share of operating profits in associates	58	33	75.8%	58	39	48.7%
TOTAL OPERATING PROFIT/(LOSS)	90	(131)	nm	463	334	38.6%
INCLUDING ASSOCIATES

Other income and charges		(11)	100.0%	13	(4)	nm
Profit/(loss) on sale of fixed assets and
investments	6	12	(50.0)%	(46)	60	nm
Interest
Net payable	(52)	(52)		(216)	(247)	12.6%
Retranslation credits/(charges)
on currency borrowings	1	(18)	nm	16	(8)	nm
PROFIT/(LOSS) BEFORE TAX	45	(200)	nm	230	135	70.4%
Tax	(29)	70	nm	(85)	(50)	(70.0)%
PROFIT/(LOSS) AFTER TAX	16	(130)	nm	145	85	70.6%
Equity minority interest	(1)		(100.0)%	(1)		(100.0)%
Non equity minority interest***	(3)	(3)		(14)	(13)	(7.7)%
PROFIT/(LOSS) FOR THE PERIOD	12	(133)	nm	130	72	80.6%
RETAINED PROFIT/(LOSS) FOR THE PERIOD	12	(133)	nm	130	72	80.6%

nm: Not meaningful

* Revenue for the current year includes £35 million relating to the release of prior year provisions.

** The prior year relates to the impairment of Concorde capitalised modifications and rotable inventory and write down of Concorde expendable stock.

*** Cumulative Preferred Securities.

OPERATING AND FINANCIAL STATISTICS

	Three months ended			Twelve months ended
		March 31	Increase/		March 31	Increase/
	2004	2003	(Decrease)	2004	2003	(Decrease)

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)	24,932	23,439	6.4%	103,092	100,112	3.0%
ASK (m)	35,232	33,729	4.5%	141,273	139,172	1.5%
Passenger load factor (%)	70.8	69.5	1.3pts	73.0	71.9	1.1pts
CTK (m)	1,148	991	15.8%	4,461	4,210	6.0%
RTK (m)	3,644	3,338	9.2%	14,771	14,213	3.9%
ATK (m)	5,510	5,165	6.7%	21,859	21,328	2.5%
Overall load factor (%)	66.1	64.6	1.5pts	67.6	66.6	1.0pts
Passengers carried (000)	8,142	8,547	(4.7)%	36,103	38,019	(5.0)%
Tonnes of cargo carried (000)	209	182	14.8%	796	764	4.2%

FINANCIAL

Passenger revenue per RPK (p)	6.34	6.10	3.9%	6.30	6.58	(4.3)%
Passenger revenue per ASK (p)	4.48	4.24	5.7%	4.59	4.74	(3.2)%
Cargo revenue per CTK (p)	9.84	11.20	(12.1)%	10.38	11.50	(9.7)%
Total traffic revenue per RTK (p)	46.46	46.14	0.7%	47.07	49.77	(5.4)%
Total traffic revenue per ATK (p)	30.73	29.82	3.1%	31.81	33.17	(4.1)%
Average fuel price before hedging
(US cents/US gallon)	105.30	100.15	5.1%	94.49	86.01	9.9%

OPERATIONS

Average Manpower Equivalent (MPE)	46,551	50,309	(7.5)%	47,605	51,630	(7.8)%
ATKs per MPE (000)	118.4	102.7	15.3%	459.2	413.1	11.2%
Aircraft in service at
period end	291	330	(39)	291	330	(39)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure
per RTK (p)	45.58	51.05	(10.7)%	44.33	47.70	(7.1)%
Net operating expenditure
per ATK (p)	30.15	32.99	(8.6)%	29.96	31.78	(5.7)%

Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN'S STATEMENT

Group performance

Full year

Group profit before tax for the year was £230 million against a £135 million profit in the previous year. The Board has recommended that no dividend be paid.

Operating profit in the year, at £405 million, was £110 million better than last year. The operating margin of 5.4% was 1.6 points better than last year. The improvement in operating profit reflects the continuing focus on cost reduction initiatives, particularly the delivery of the Future Size and Shape (FSAS) programme. Turnover was down 1.7% reflecting the impact of the war in Iraq, SARS and economic weakness in the first half of the year. Passenger yields for the year were down 4.3% per RPK; seat factor was up 1.1 points at 73.0% on capacity 1.5% higher in ASKs.

Cargo volumes for the full year (CTKs) were up 6.0% compared with last year, with yields down 9.7%. Overall load factor for the full year was up 1.0 point at 67.6%.

Cash inflow before financing was £874 million for the twelve months. The closing cash balance of £1,670 million was up £18 million versus last year. Net debt fell by £991 million during the year to £4,158 million - - its lowest level since December 31, 1997 - - and is down £2.4 billion from the December 2001 peak.

Fourth quarter

The profit before tax for the fourth quarter was £45 million, £245 million better than last year. The operating profit for the quarter was £32 million, £196 million better than last year which included an £84 million charge relating to the retirement of Concorde. This year's fourth quarter profit included £35 million of one-off revenue credits relating to systems and process improvements that have enabled more accurate assessments to be made of certain balances.

Group turnover for the quarter was up 10.7% compared with last year - - at £1,854 million - - on capacity 6.7% higher in ATKs. Yield (pence/RPK) improved by 3.9% and seat factor was up 1.3 points to 70.8%, whilst unit costs per ATK improved by 8.6% (3.9% excluding the Concorde charge).

For the quarter, cargo volumes (CTKs) were up 15.8% compared with last year, with overall load factor up 1.5 points at 66.1%, but yields down 12.1%.

Costs

For the twelve months, unit costs excluding the Concorde charge (pence/ATK) improved by 4.6% on the same period last year. This reflects a net cost reduction of 2.2% on capacity 2.5% higher in ATKs.

For the quarter, unit costs (pence/ATK) excluding the Concorde charge improved by 3.9% on the same period last year. This reflects a net cost increase of 2.5% on capacity 6.7% higher in ATKs. Total unit costs (pence/ATK) improved by 8.6%.

The net cost increase primarily reflected increases in employment costs, up 12.1% due mainly to the increase in pension costs (following the actuarial review of our two main UK pension schemes) and fuel costs, up 10.7% due to increases in fuel price net of hedging. This was partially offset by reductions in selling costs, down 7.1% due to the restructuring of travel agents' commission and growing on-line sales, and aircraft operating lease costs, down 31.7%.

Non-operating items

Net interest expense for the year was £200 million, £55 million lower than the previous year. This included a credit for the revaluation of yen debt (used to fund aircraft acquisitions) of £15 million, compared to a charge the previous year of £10 million. The revaluation -- a non cash item required by standard accounting practice -- results from the weakening of the yen against sterling.

For the three month period net interest expense was £51 million, down £19 million on last year.

Losses on disposals of fixed assets and investments for the year were £46 million, compared with profits of £60 million last year, primarily reflecting the disposal of dba in Quarter 1 for a loss of £83 million. Profits on disposal for the quarter were £6 million, down £6 million on last year.

Other income of £13 million for the year primarily relates to lease transfer consent fees. This compares to a charge of £4 million last year.

Earnings per share

For the twelve month period, profits attributable to shareholders were £130 million, equivalent to earnings of 12.1 pence per share, compared with earnings of 6.7 pence per share last year. The profit attributable to shareholders for the fourth quarter was equivalent to 1.1 pence per share, compared with a loss per share last year of 12.4 pence.

Net Debt / Total Capital ratio

The year-end net debt/total capital ratio was 53.8%, a 6.9 point reduction from last year. The net debt/total capital ratio including operating leases was 58.2%, a 6.4 point reduction from last year.

Cash flow

Net cash inflow from operating activities totalled £1,093 million, down £92 million from last year. The improvement in operating profit was not fully reflected in the operating cash flow due to a reduction in depreciation relating to the Concorde write-down in the prior year and working capital movements. The net cash flow before management of liquid resources and financing was £874 million, a reduction of £357 million from last year, due to the decrease in operating cash flow and a reduction in disposal proceeds, partially offset by a reduction in capital expenditure.

Performance improvement programmes

Annualised Future Size and Shape (FSAS) cost savings for the two year programme totalled £869 million against a target of £650 million - - targets for all the FSAS programmes (manpower costs, distribution, procurement and information technology) were exceeded.

The 2004/06 Business Plan was announced on January 28, and includes a target of £300 million saving in employment costs, together with the continuing delivery of last year's Business Plan programmes.

The Group manpower reduction of 15,678 since August 2001 includes 1,397 relating to the disposal of World Network Services and 750 relating to the disposal of dba and is a reduction of 13,082 against the FSAS target of 13,000.

Capital spend for the year was £253 million, taking cumulative two year spend to £572 million, £278 million better than FSAS target. Disposal proceeds were £278 million for the year, with further sales in April 2004 taking the cumulative FSAS total to £939 million, £39 million better than the £900 million target.

Aircraft fleet changes

The number of group aircraft in service at March 31, 2004 was 291, a reduction of 39 on the prior year. Aircraft returns to lessors comprised five British Aerospace ATP and five ATR72 aircraft. In addition, a further five ATP and four Boeing 737-400 aircraft were stood-down pending return to lessors. The five remaining Concordes retired from service in October 2003 and 16 Boeing 737-300 aircraft were disposed of as part of the dba sale in June 2003. In addition, British Airways CitiExpress sub-leased three ATP aircraft to Loganair. Deliveries comprised three Airbus A320 aircraft and one Boeing 747-400 aircraft was returned to service having been previously sub-leased to Qantas.

Subsidiaries and associates

On June 30, 2003, the sale was completed of dba to Intro GmbH, for a loss on disposal in the period of £83 million.

In April and October, 2003, Qantas issued new shares by way of shareholder placings. On each occasion, British Airways did not take up its allocation, which resulted in the dilution of the group's shareholding from 18.93% to 18.25%. There was no profit on deemed disposal.

British Airways is continuing to simplify and strengthen its UK regional operation. As part of the strategy to move to an all-jet regional operation, the remaining fleet of eight British Aerospace ATPs has been stood down, five awaiting return to lessor and three sub-leased to Loganair. Five intra-Scotland routes have been transferred to Loganair and it has been announced that British Airways CitiExpress will no longer operate four Isle of Man routes previously ATP operated, but will retain routes from London Gatwick and Manchester to the island with different aircraft types. As a result of these changes, British Airways CitiExpress will operate a fleet of 59 aircraft and four types in 2004, down from 92 aircraft and nine types in 2001.

In April 2003, Amadeus Global Travel Distribution took a 16.67% stake in Opodo. This resulted in the dilution of the group's shareholding from 22.86% to 19.05%, and a profit on deemed disposal of £5 million.

Alliance developments

By February, 2004 all initial phases of the American Airlines / British Airways behind and beyond codeshare had been implemented. In total, American Airlines have placed their code on 68 British Airways routes to 58 destinations, spanning 34 countries and using nearly 300 flight numbers. In turn, British Airways have placed their code on 104 routes to 12 countries serving 85 destinations, of which 73 are new to the BA network. This includes the first transatlantic codeshares introduced - Manchester and Glasgow to Chicago and Manchester to New York.

Following the agreement between British Airways and Iberia in December 2003, all British Airways and Iberia services from London to Spain are now codeshared.

A commercial agreement with Swiss International Air Lines was concluded in September 2003.

Outside oneworld, co-operation with Japan Airlines (JAL) continues in the form of Frequent Flyer Programme agreements and codesharing. Codesharing commenced in January, 2004, on JAL flights between Tokyo and Seoul, Fukuoka, Osaka and Nagoya. JAL places its code on British Airways services between Heathrow and Hamburg and Stuttgart.

Outlook

Market conditions remain unchanged since our Quarter 3 announcement. Longhaul premium volumes are recovering steadily, while shorthaul premium remain at lower levels. Non-premium volumes are very price-sensitive. We are forecasting a 2-3% revenue improvement in the current year. We expect small yield declines in the full year will be more than offset by volume. Fuel costs are now expected to be £150 million higher this year than last. The continuing focus on controllable costs remains key to long-term profitability.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2003.

GROUP BALANCE SHEET

		March 31
	2004 £m	2003 £m

FIXED ASSETS
Intangible assets	168	164
Tangible assets	8,637	9,487
Investments	562	524
	9,367	10,175

CURRENT ASSETS
Stocks	76	87
Debtors	1,019	986
Cash, short-term loans and deposits	1,670	1,652
	2,765	2,725
CREDITORS: AMOUNTS FALLING DUE
WITHIN ONE YEAR	(2,996)	(2,904)
NET CURRENT LIABILITIES	(231)	(179)

TOTAL ASSETS LESS CURRENT LIABILITIES	9,136	9,996

CREDITORS: AMOUNTS FALLING DUE AFTER MORE
THAN ONE YEAR
Borrowings and other creditors	(5,374)	(6,441)
Convertible Capital Bonds 2005	(112)	(112)
	(5,486)	(6,553)
PROVISION FOR DEFERRED TAX	(1,137)	(1,062)
PROVISIONS FOR LIABILITIES AND CHARGES	(85)	(107)

	2,428	2,274

CAPITAL AND RESERVES
Called up share capital	271	271
Reserves	1,947	1,787
	2,218	2,058
MINORITY INTEREST
Equity minority interest	10	10
Non equity minority interest	200	206
	210	216

	2,428	2,274

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
	Twelve months ended
		March 31
	2004 £m	2003 £m

Profit for the period	130	72
Other recognised gains and losses
relating to the period:
Exchange and other movements	16	(38)
Total recognised gains and losses	146	34

These summary financial statements were approved by the Directors on May 17, 2004.

GROUP CASH FLOW STATEMENT
	Twelve months ended
		March 31
	2004 £m	2003 £m

CASH INFLOW FROM OPERATING ACTIVITIES	1,093	1,185

DIVIDENDS RECEIVED FROM ASSOCIATES	25	23

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(209)	(249)

TAX	(4)	(7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	42	250

ACQUISITIONS AND DISPOSALS	(73)	29

Cash inflow before management of liquid	874	1,231
resources and financing

MANAGEMENT OF LIQUID RESOURCES	(198)	(289)

FINANCING	(834)	(784)

(Decrease)/increase in cash in the period	(158)	158

NOTES TO THE ACCOUNTS
For the period ended March 31, 2004

1 ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2004 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985.

			Twelve months ended
				March 31
			2004 £m	2003 £m
2 RECONCILIATION OF OPERATING PROFIT TO
CASH INFLOW FROM OPERATING ACTIVITIES
Group operating profit			405	295
Depreciation and amortisation			679	734
Other items not involving the movement of cash			11
(Increase)/decrease in stocks and debtors			(23)	238
Increase/(decrease) in creditors			43	(62)
Decrease in provisions for liabilities and charges			(22)	(20)
Cash inflow from operating activities			1,093	1,185

3 RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET DEBT
(Decrease)/increase in cash during the period			(158)	158
Net cash outflow from decrease in debt and
lease financing			834	784
Cash outflow from liquid resources			198	289
Change in net debt resulting from cash flows			874	1,231
New finance leases taken out and hire
purchase arrangements made			(97)	(221)
Non cash refinancing			32
Exchange			182	135
Movement in net debt during the period			991	1,145
Net debt at April 1			(5,149)	(6,294)
Net debt at period end			(4,158)	(5,149)

	Three months ended		Twelve months ended
		March 31		March 31
	2004 £m	2003 £m	2004 £m	2003 £m

4 OTHER INCOME
Other		(11)	13	(4)
		(11)	13	(4)

Other income and charges represented by:
Group		(11)	13	(4)
		(11)	13	(4)

NOTES TO THE ACCOUNTS (Continued)
For the period ended March 31, 2004

	Three months ended		Twelve months ended
		March 31		March 31
	2004 £m	2003 £m	2004 £m	2003 £m
5 PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
Net loss on disposal of dba (Note 1)			(83)
Net additional profit from onward disposal of go				10
Net profit on disposal of other fixed
assets and investments	6	12	37	50
	6	12	(46)	60

Represented by:
Group	6	10	(47)	58
Associates		2	1	2
	6	12	(46)	60

Note 1:

On June 30, 2003 British Airways completed the sale of 100% of its interest in Deutsche BA Luftfahrtgesellschaft mbH(dba) to Intro GmbH. The loss on disposal under the terms of the sale agreement will be finalised after the completion accounts have been agreed.

6 INTEREST
Net payable:
Interest payable less amount capitalised	69	69	279	310
Interest receivable	(17)	(17)	(63)	(63)
	52	52	216	247
Retranslation (credits)/charges on currency
borrowings	(1)	18	(16)	8
	51	70	200	255

Net interest payable represented by:
Group	46	69	192	253
Associates	5	1	8	2
	51	70	200	255

7 TAX

The tax charge for the year is £85 million made up of a current tax charge of £10 million representing share of associates tax of £19 million and overseas tax of £1 million, a prior year tax credit of £10 million and £75 million by way of deferred taxes in the UK. The deferred tax provision is included on balance sheet and amounts to £1,137 million at March 31, 2004 (March 31, 2003: £1,062 million).

8 EARNINGS PER SHARE

Basic earnings per share for the quarter ended March 31, 2004 are calculated on a weighted average of 1,070,099,000 ordinary shares (March 31, 2003: 1,069,884,000) and for the twelve months ended March 31, 2004, on a weighted average of 1,070,077,000 ordinary shares (March 31, 2003: 1,073,054,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended March 31, 2004 are calculated on a weighted average of 1,070,117,000 ordinary shares (March 31, 2003: 1,069,884,000) and for the twelve months ended March 31, 2004 on a weighted average of 1,070,077,000 ordinary shares (March 31, 2003: 1,073,054,000).

The number of shares in issue at March 31, 2004 was 1,082,845,000 (March 31, 2003: 1,082,784,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)
For the period ended March 31, 2004
		March 31
	2004 £m	2003 £m

9 INTANGIBLE ASSETS
Goodwill	93	99
Landing rights	75	65
	168	164

10 TANGIBLE ASSETS
Fleet	7,104	7,828
Property	1,042	1,219
Equipment	491	440
	8,637	9,487

11 INVESTMENTS
Associated undertakings	501	461
Trade investments	30	32
Investment in own shares	31	31
	562	524

12 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans	102	57
Finance Leases	119	124
Hire Purchase Arrangements	461	362
	682	543
Corporate tax	6	19
Other creditors and accruals	2,308	2,342
	2,996	2,904

13 BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans	1,123	1,275
Finance Leases	1,978	2,430
Hire Purchase Arrangements	1,933	2,441
	5,034	6,146
Other creditors and accruals	340	295
	5,374	6,441

14 RESERVES
Balance at April 1	1,787	1,745
Retained profit for the period	130	72
Exchange and other adjustments	16	(38)
Goodwill written back on disposals	14	8
	1,947	1,787

15 The figures for the three months ended March 31, 2004 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the twelve months ended March 31, 2004 form part of the Annual Report and Accounts and were approved by the Board of Directors today but have not been delivered to the Registrar of Companies; the report of the auditors on the accounts is unqualified.

The figures for the year ended March 31, 2003 have been extracted with certain minor presentational changes from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2004, and are consistent with those of the previous year with the exception of the implementation of FASB Interpretation No. 46 - Consolidation of Variable Interest Entities (FIN 46). As a result of the implementation of FIN 46, The London Eye Company Limited, in which the Group is a primary beneficiary, has been consolidated as a variable interest entity. In addition, certain leases which had been treated as operating leases under US GAAP have been reclassified as capital leases.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

	Three months ended		Twelve months ended
		Restated		Restated
		March 31		March 31
	2004 £m	2003 £m	2004 £m	2003 £m

Profit/(loss) for the period as reported in the
Group profit and loss account	12	(133)	130	72
US GAAP adjustments	63	(392)	266	(187)
Net income/(loss) as so adjusted to
accord with US GAAP	75	(525)	396	(115)

Net income/(loss) per Ordinary Share
as so adjusted
Basic	7.0p	(49.1)p	37.0p	(10.7)p
Diluted	6.9p	(49.1)p	36.1p	(10.7)p

Net income/(loss) per American Depositary Share
as so adjusted
Basic	70p	(491)p	370p	(107)p
Diluted	69p	(491)p	361p	(107)p

				March 31
			2004 £m	2003 £m

Shareholders' equity as reported in the Group
balance sheet			2,218	2,058
US GAAP adjustments			163	(125)
Shareholders' equity as so adjusted to accord with
US GAAP			2,381	1,933

AIRCRAFT FLEET

	Number in service with Group companies at March 31, 2004

	On Balance Sheet	Off Balance Sheet	Total	Changes Since
	Aircraft	Operating Leases	March 2004	March 2003	Future deliveries	Options

AIRLINE OPERATIONS (Note 1)

Concorde (Note 2)				(5)
Boeing 747-400 (Note 3)	57		57	1
Boeing 777	41	2	43
Boeing 767-300 (Note 4)	21		21
Boeing 757-200	13		13
Airbus A319 (Note 5)	21	12	33		3	51
Airbus A320	9	18	27	3	3
Airbus A321					10
Boeing 737-300 (Note 6)		5	5	(16)
Boeing 737-400 (Note 7)	19	4	23	(4)
Boeing 737-500		10	10
Turboprops (Note 8)		10	10	(18)
Embraer RJ145	16	12	28			17
Avro RJ100		16	16
British Aerospace 146	5		5
GROUP TOTAL	202	89	291	(39)	16	68

Notes:

1. Includes those operated by British Airways Plc and British Airways CitiExpress.

2. The Concorde fleet retired from service on October 24, 2003.

3. Includes the return to service of 1 Boeing 747-400 previously sub-leased to Qantas.

4. Includes 1 Boeing 767-300 temporarily stood down at year end but returned to service on April 30, 2004.

5. Certain future deliveries and options include reserved delivery positions and may be taken as any A320 family aircraft.

6. Excludes 16 Boeing 737-300s disposed of with dba (formerly Deutsche BA).

7. Excludes 4 Boeing 737-400s stood down pending return to lessor.

8. Comprises 10 de Havilland Canada DHC-8s. Excludes 5 British Aerospace ATPs stood down pending return to lessor, 3 British Aerospace ATPs sub-leased to Loganair and

12 Jetstream 41s sub-leased to Eastern Airways.